21001557

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 08 2021
Washington DC
415

SEC FILE NUMBER
8-10075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.A. Botzum & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18321 Hillcrest Ave
(No. and Street)

Villa Park, (City) CA (State) 92861 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Botzum (714) 771-6977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/31/2021 WED 15:31 FAX 18188851924 Breard &Associates

OATH OR AFFIRMATION

I, Charles Botzum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.A. Botzum & Co., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 31 day of March, 2021 by Charles Botzum proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

MELINDA A. THOMPSON
Notary Public - California
Orange County
Commission # 2196548
My Comm. Expires May 16, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Shareholders of C. A. Botzum & Co.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of C. A. Botzum & Co. (the "Company") as of December 31, 2020, the related statements of operations, changes in shareholders' equity, changes in subordinated liabilities, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 31, 2021

C.A. BOTZUM & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Assets		
Cash	$	3,045
Cash segregated under Federal and other regulations		14,968
Deposits with clearing broker		15,163
Receivable from clearing broker		12,867
Secured demand notes		210,000
Total Assets	$	256,043

Liabilities and Shareholders' Equity

Liabilities		
Payables to customers	$	1,824
Subordinated debt		210,000
Total Liabilities		211,824
Shareholders' Equity		
Common stock, $1 par value, 500,000 shares authorized, 325,000 shares issued and outstanding		325,000
Additional paid-in-capital		29,538
Retained earnings (deficit)		(310,319)
Total Shareholders' Equity		44,219
Total Liabilities and Shareholders' Equity	$	256,043

The accompanying notes are an integral part of these financial statements

C.A. BOTZUM & CO.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Commission Income	$	132,685
Operating Expenses		
Commissions and floor brokerage expense		38,207
Communication		4,300
Occupancy		7,499
Professional fees		37,452
Travel and promotion		22,385
Other operating expenses		20,299
Total Operating Expenses		130,142
Income from Operations		2,543
Provision for Income Tax		814
Net Income	$	1,729

The accompanying notes are an integral part of these financial statements

C.A. BOTZUM & CO.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2020

		Total
Balance - Beginning	$	210,000
Subordinated loan proceeds		--
Subordinated loan repayments		--
Balance - Ending	$	210,000

The accompanying notes are an integral part of these financial statements

C.A. BOTZUM & CO.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings/(Deficit)	Total Shareholders' Equity
Balance - Beginning	$ 325,000	$ 29,538	$ (312,048)	$ 42,490
Net Income	--	--	1,729	1,729
Balance - Ending	$ 325,000	$ 29,538	$ (310,319)	$ 44,219

The accompanying notes are an integral part of these financial statements

C.A. BOTZUM & CO.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities:		
Net income	$	1,729
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Cash segregated under Federal and other regulations		(13,968)
Deposits with clearing broker		5,542
Receivable from clearing broker		4,597
Payables to customers		(1,426)
Net Cash Used in Operating Activities		(3,526)
Cash Flows from Investing Activities		--
Cash Flows from Financing Activities		--
Net Decrease in Cash		(3,526)
Cash - Beginning of Year		6,571
Cash - End of Year	$	3,045
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	2,100
Income taxes paid	$	814

The accompanying notes are an integral part of these financial statements

C.A. BOTZUM & CO.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

C.A. Botzum & Co. (the "Company") was founded in 1933 and incorporated in the State of California on April 20, 1961. The Company is a broker in securities registered with the Securities and Exchange Commission ("SEC"), under the Securities and Exchange Act of 1934 ("SEA"), as well as a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

The Company engages in agency and riskless principle transactions in exchange-traded equity and debt securities and municipal bonds. The Company operates under SEA Rule 15c3-1 and SEA Rule 15c3-3 with a minimum net capital requirement of $250,000. The majority of the firm's net capital is provided by secured demand notes and secured debt (Note 6). The Company maintains a special reserve bank account segregated for the exclusive benefit of customers per SEA regulations (Note 3).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP")requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

The Company has an agreement with and clears its trades with Axos Clearing LLC ("clearing broker"). Receivable from clearing broker consists of commissions receivable from the clearing broker, net of the related expense payable. No allowance for uncollectible accounts is recorded at December 31, 2020 based upon the Company's assessment of collectability.

The Company follows a five-step revenue recognition model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

C.A. BOTZUM & CO.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

The Company earns commissions on customer transactions in equity securities, debt securities and municipal bonds in accordance with the terms of its customer agreements. Commissions and floor brokerage expense represents associated amounts paid to the clearing broker for trade execution, clearing, settlement and other services, as set forth in its agreement. The Company recognizes commission income and commission expenses on a trade-date basis. The Company believes that its performance obligations are satisfied on the trade date, when the parties to the transaction have been identified, the terms agreed upon, and ownership has transferred to the purchaser.

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the assets' estimated useful lives. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are fully depreciated at December 31, 2020 (Note 5).

The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgment that realization is at least 50% probable (Note 7).

NOTE 3 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company maintains a special reserve bank account for the exclusive benefit of customers under SEA Rule 15c3-3. The bank account's balance was $14,968 as of December 31, 2020 and was included in Assets, Cash segregated under Federal and other regulations on the Statement of Financial Condition (Schedule I).

NOTE 4 – DEPOSIT WITH CLEARING BROKER

The Company maintains a deposit account at the clearing broker to carry its customers' accounts. The clearing broker has custody of the deposit which serves as collateral for any amounts due to the clearing broker as well as short sales or trades not yet settled. The balance of the deposit was $15,163 as of December 31, 2020. The clearing broker also holds custody of securities collateralizing the secured demand notes held by the Company (Note 6).

C.A. BOTZUM & CO.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 5 – FURNITURE AND EQUIPMENT, NET

Furniture and equipment are summarized as follows:

			Useful Life
Furniture and fixtures	$	13,415	7
Automobile		8,463	5
Total		21,878	
Less: accumulated depreciation		21,878	
Furniture and equipment, net	$	--	

There was no depreciation expense for the year ended December 31, 2020.

NOTE 6 – SECURED DEMAND NOTES AND SUBORDINATED DEBT

The Company has two secured demand notes and corresponding subordinated loan agreements with shareholders of the Company. The Company has a $185,000 secured demand note and subordinated loan agreement with Charles A. Botzum III that bears interest at 1% per annum and is due December 31, 2025. The Company has a second secured demand note and subordinated loan for $25,000 with William T. Botzum that bears interest at 1% per annum and is due December 31, 2023. $2,100 of interest was paid on the subordinated debt for the year ended December 31, 2020 and is included on the Statement of Operations under Operating expenses, Other operating expenses. There was no outstanding interest due as of December 31, 2020 and no principle payments were made during the year ended December 31, 2020.

The secured demand notes of $185,000 and $25,000 are collateralized by $196,761 and $29,861, respectively, in stocks and municipal bonds, which are valued at $185,482 and $27,518, respectively, net of haircuts at December 31, 2020:

The secured demand notes and subordinated debt are covered in equity agreements approved by FINRA and are available in computing net capital under SEC rules. The lenders irrevocably agree that the obligation of the Company under the agreements with the respect to payment of principal and interest are and shall be fully and irrevocably subordinated in right of payment and subject to the prior payment or provision for payment in full of all claims of all other creditors of the Company whose claims are not similarly subordinated.

NOTE 7 – INCOME TAXES

The provision for income tax is composed of the following:

	Current
Federal	$ --
State	814
Total expense	$ 814

There was no deferred tax asset or liability balance as of December 31, 2020 for current or deferred income taxes. The Company has available unused net operating losses which may be applied against future taxable income resulting in a deferred tax asset, however, a 100% allowance has been placed against the asset as of December 31, 2020 since management has determined there is not a 50% probability the asset will be realized.

In accordance with *ASC 740, Income Taxes*, the Company's recognition of tax positions is subject to a 50% or more probability of realization. The Company has determined it has no uncertain tax positions requiring adjustment as of December 31, 2020.

The Company files Federal and state income returns. The statute of limitations for these jurisdictions is generally three to four years. The Company had no returns under examination as of December 31, 2020.

NOTE 8 -RELATED PARTY TRANSACTIONS

The Company has two secured demand notes and subordinated loan agreements with its shareholders (Note 6).

The Company operates its office location out of the home of one of its shareholders. For the year ended December 31, 2020, the Company paid the shareholder $7,499, reported on the statement of operations under Operating Expenses, Occupancy. There is no formal rent agreement between the shareholder and the Company. It is possible that the terms of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

C.A. BOTZUM & CO.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is a registered broker and, accordingly, is subject to the SEA Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $254,219 which exceeded required net capital of $250,000 by $4,219. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 on December 31, 2020, which was less than the maximum ratio of 15 to 1.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

C.A. BOTZUM & CO.

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO SEA RULE 15c3-1

AS OF DECEMBER 31, 2020

There is no material difference between the following net capital computation and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5, Part II report dated December 31, 2020.

Computation of Net Capital				
Common stock	$	325,000		
Additional paid-in capital		29,538		
Retained earnings (deficit)		(310,319)		
Total Shareholders' Equity, per Statement of Financial Condition			$	44,219
Plus: Subordinated debt				210,000
Net Capital				254,219
Aggregate indebtedness liabilities	$	1,824		
Less: adjustment based on deposits in special reserve account		(14,968)		
Net aggregate indebtedness	$	(13,144)		
Computation of basic net capital requirement				
Minimum net capital requirement:				
6 2/3 percent of net aggregate indebtedness	$	-		
or minimum dollar net capital requirement		250,000		
Net Capital required (greater of above)				250,000
Excess Net Capital			$	4,219
Ratio of Net Aggregate Indebtedness to Net Capital				0:1

See report of independent registered public accounting firm

C.A. BOTZUM & CO.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEA RULE 15c3-3

AS OF DECEMBER 31, 2020

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$	1,824
Total credits	$	1,824

Debit Balances

Failed to deliver of customers' securities not older than 30 calendar days	$	1,394
Total debits	$	1,394

Reserve Computation

Excess of total credits over total debits	$	430
Monthly 105% calculations	$	452
Amount held on deposit in reserve account at December 31, 2020	$	14,968

Frequency of calculations: monthly

There are no differences between the calculations shown here and the most recently filed FOCUS Form X-17A-5 Part II

See report of independent registered public accounting firm

C.A. BOTZUM & CO.

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15c3-3

AS OF DECEMBER 31, 2020

The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of SEA Rule 15c3-3.

See report of independent registered public accounting firm

C. A. Botzum & Co.
Report on Compliance Provisions
Pursuant to 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Shareholders of C. A. Botzum & Co.:

We have examined C. A. Botzum & Co.'s statements, included in the accompanying Assertions Regarding Compliance, that (1) C. A. Botzum & Co.'s internal control over compliance was effective during the most recent fiscal period beginning January 01, 2020 and ending December 31, 2020; (2) C. A. Botzum & Co.'s internal control over compliance was effective as of December 31, 2020; (3) C. A. Botzum & Co. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and (4) the information used to state that C. A. Botzum & Co. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from C. A. Botzum & Co.'s books and records. C. A. Botzum & Co.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing C. A. Botzum & Co. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of C. A. Botzum & Co. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on C. A. Botzum & Co.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether C. A. Botzum & Co.'s internal control over compliance was effective as of and during the most recent fiscal period beginning January 01, 2020 and ending December 31, 2020; C. A. Botzum & Co. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020 was derived from C. A. Botzum & Co.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating C. A. Botzum & Co.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from C. A. Botzum & Co.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, C. A. Botzum & Co.'s statements referred to above are fairly stated, in all material respects.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 31, 2021

Managements Assertions Regarding Compliance with the Customer Protection Rules

C.A. Botzum & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

The Company's Internal Control Over Compliance was effective during the year ended December 31, 2020;

The Company's Internal Control Over Compliance was effective as of the year ended through December 31, 2020;

The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R.§240.15c3-3(e) as of the year ended December 31, 2020; and

The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R.§240.15c3-3(e) was derived from the books and records of the Company.

Charles A Botzum III

PRESIDENT
Title

3-30-21
Date